Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

1 June 2004

04030737

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
2004 VINTAGE INTAKE REPORT

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

SEC MAIL PROCESSING
RECEIVED
JUN 14 2004
WASH. D.C. 155 SECTION

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

1 June 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

VINTAGE INTAKE REPORT 2004

Southcorp has today announced the grape intake associated with its 2004 vintage harvest. Please find attached a copy of an announcement for release to the market.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

Southcorp Limited
ABN 80 007 722 643

Media Release

1 June 2004

Southcorp 2004 Vintage Intake

Sydney – Southcorp Limited has recorded a vintage intake of 277,749 tonnes from the 2004 vintage, up 23% on the 2003 vintage intake. Red grape varieties accounted for 165,473 tonnes (up 25% on 2003); and white grape varieties accounted for 112,276 tonnes (up 20% on 2003).

The proportion of fruit sourced from Southcorp's own vineyards was up 60% on the previous year to 64,338 tonnes, (self sufficiency of 23%), with red varieties accounting for 37,427 tonnes and white varieties contributing 26,911 tonnes.

Southcorp Managing Director and Chief Executive Officer John Ballard said the company welcomed the larger vintage following the drought-affected vintage in 2003. "We have depleted most of our bulk-wine inventory over the past 12 months and needed a significantly larger harvest from 2004 to meet demand in the year ahead. Through a combination of good management of our own vineyards, close working relationships with our growers, and a measure of good fortune, the viticultural team has delivered a good quality harvest with total tonnages closely aligned to the company's forecast volume requirements."

Southcorp's Executive General Manager of Winemaking Peter Taylor said the vintage had presented some challenges for the viticultural team but the resulting wines were very satisfying. "It was a late start this year, and one of the longest vintages in recent times, with the harvest beginning in the Hunter in late January and running through into late May.

"Across most regions the quality is very good and there are some excellent parcels of Shiraz and Cabernet Sauvignon from the Barossa Valley and McLaren Vale which will be important for our super premium Penfolds and Rosemount Estate wines. We've got some outstanding Chardonnay from Western Australia's Margaret River and the company's Drumborg vineyard in South-Western Victoria. Hunter Valley Semillon is looking strong and Central Victoria has produced some great Shiraz. However we're probably most proud of the results from Coonawarra where an early decision to thin the crop in order to ensure ripeness and quality paid dividends in spades, with the Cabernet Sauvignon some of the best I've seen in recent years.

This bodes well for wines such as Wynns Coonawarra Estate Black Label, Penfolds Bin 707 and Rosemount Estate Show Reserve Cabernet Sauvignon," Peter Taylor said.

Mr Ballard said that 2004 was significant as the year in which Southcorp began to realise major benefits from recent investments in new and existing vineyards. "The vineyards developed under Project Max*, including Waltons in the Barossa Valley, Tumblong in southern NSW, Glenlofty near Great Western in Victoria, and Robe in south-east South Australia are now producing high quality fruit in good volumes. The new Heathcote (central Victoria) and Cumbandry (Mudgee, NSW) vineyards are also coming on stream with good early results.

"We've also undertaken extensive vineyard renovations in Coonawarra over the past few years and are reaping the rewards of that investment, particularly in terms of our ability to closely monitor vine vigour and fruit ripeness for a quality outcome. In other areas, Southcorp's development of Italian and Rhone varietals is progressing and 2004 will see some interesting new wines from Southcorp," said Mr Ballard.

- ends -

Notes to editor:

* Project Max was a capital investment program undertaken by Southcorp Wines between 1997 and 2002 during which the company invested in new vineyards and winery maturation and cellar facilities in order to double red wine capacity over the period.

For further information contact:

Media:
Michelle Lawlor
Direct: 61 2 9465 1224
Mob: 0402 894 303

Investors
Kristina Devon
Direct: 61 2 9465 1048
Mob: 0409 030 767